EXHIBIT 3.1
     The following is a free translation of the French language document and is provided for information purposes only, and is of no binding or other legal effect. Only the original French language document shall govern with respect to the matters described herein.
BY-LAWS
OF
GAZ DE FRANCE
Updated on 23 May 2007

TITLE I
Form of the Company – Objects – Name – Registered Office – Duration
Article 1
Form
The Company is a limited liability company (“société anonyme”) subject to the laws and regulations applicable to limited liability companies, without prejudice to the specific laws governing it and to these by-laws. The specific laws governing the Company are Law n°46-628 of 8 April 1946 relating to the nationalization of electricity and gas, Law n°83-675 of 26 July 1983 relating to the democratization of the public sector, Law n°2003-8 of 3 January 2003 relating to the gas and electricity markets and to the public service of energy, as well as Law n°2004-803 of 9 August 2004 relating to the public service of electricity and gas and to the electricity and gas undertakings.
Article 2
Objects
          The objects of the Company are, in France and abroad:
          - the prospecting, production, treatment, import, export, purchase, transport, stocking, distribution, supply, marketing of combustible gas as well as of any energy;
          - gas trade as well as the trade of any energy;
          - the provision of services relating to the above activities;
          - the performance of missions of public service assigned to it by the laws and regulations in force, namely Law n°46-628 of 8 April 1946 relating to the nationalization of electricity and gas, Law n°2003-8 of 3 January 2003 relating to the gas and electricity markets and to the public service of energy, as well as Law n°2004-803 of 9 August 2004 relating to the public service of electricity and gas and to the electricity and gas undertakings;
          - the direct or indirect participation in any transactions or activities of any kind that may relate to the above mentioned objects, or that are likely to consolidate the growth of the Company’s patrimony including research and engineering activities, through the establishment of new companies or undertakings, the contribution, the subscription or purchase of securities or shares in companies, the acquisition of interests and shareholdings, of whatever form, in any companies and undertakings, existing or to be created, through mergers, partnerships or in any other way;
          - the creation, purchase, renting, lease-management of any movables, real estate and businesses, the renting, installation, operation of all establishments, businesses,

factories, workshops relating to one of the objects mentioned above;
          - the acquisition, purchase, operation or sale of all processes and patents concerning the activities relating to one of the objects mentioned above;
          - and generally, the completion of any transactions and activities of whatever nature, industrial, commercial, financial, movable or real estate, including services or research activities, relating directly or indirectly, totally or partially, to any of the objects mentioned above, to any similar, complementary or related objects, as well as those which are likely to ease the development of the Company’s business.
Article 3
Company Name
The Company’s name is “Gaz de France”.
Article 4
Registered Office
          The registered office is situated at 23, rue Philibert Delorme, 75017 Paris, France. Without prejudice to the Shareholders’ General Meeting’s powers, the board of directors shall be entitled to transfer the registered office of the Company, pursuant to the legal terms and conditions.
Article 5
Duration
          The Company has a duration of ninety-nine years starting from the date of publication of the decree setting these by-laws, except for early dissolution or prorogation.

TITLE II
Share Capital – Shares
Article 6
Share Capital
          The share capital is set at EUR 983,871,988. It is made up of 983,871,988 shares of a nominal value of one (1) euro each. The shares are totally subscribed and fully paid-up.
          According to the provisions of Law n°2004-803 of 9 August 2004, the Company is the beneficiary of the whole assets, rights, obligations, contracts and authorizations of whatever nature, in France and abroad, of the public institution (“établissement public”) Gaz de France as at the date of its transformation, namely the date of publication of the decree setting these by-laws. This transfer was completed free of any duties or taxes of whatever nature and more generally according to the said law.
          The share capital may be increased, reduced or repaid according to the legal provisions.
          Pursuant to Law n°2004-803 of 9 August 2004, the French State shall be holding at all times more than 70% of the share capital of the Company.
Article 7
Paying-up of the Shares
          ln the event of a share capital increase, the shares shall be paid-up according to the law and to the decisions of the shareholders’ extraordinary general meetings and of the board of directors.
          The sums outstanding in relation to the shares to be paid-up in cash shall be called up by the board of directors, which determines the dates and extent for calling up the funds.
          Any shareholder failing to pay at maturity any sums due in the relation to his shares shall automatically owe to the Company a late interest calculated on a daily basis, starting from the date of maturity, at the legal interest rate applicable in commercial matters plus three points without prejudice to the legal measures of enforcement.
Article 8
Form of the Shares
          The shares shall be registered shares or bearer shares, pursuant to the legal provisions in force.

          The shares shall be registered in account, pursuant to the legal and regulatory provisions.
Article 9
Sale and Transfer of the Shares
     9.1 The shares shall be freely negotiable. The transfer of shares is effected by way of a transfer from an account to another one, pursuant to the legal and regulatory terms and conditions.
     9.2 In order to identify bearer securities, the Company may request from any institution or intermediary, pursuant to the legal and regulatory provisions and subject to the sanctions provided for by the Commercial Code, any information allowing the identification of the holders of Company securities granting immediately or eventually the right to vote in shareholders meetings and in particular the quantity of securities owned by each one of them.
          Any intermediary registered pursuant to the terms and conditions of the Commercial Code shall disclose the identity of the owners of registered securities giving immediate or eventual access to the capital upon request of the Company or its representative. Such request may be made at any time. The violation by the holders of securities or by the intermediaries of this obligation to communicate the above mentioned information may, pursuant to the legal provisions, result in the suspension or loss of the right to vote and of the right to the dividends attached to the shares.
     9.3 In addition to the thresholds set out by article L.233-7 of the Commercial Code, any individual or legal entity acting alone or in concert which directly or indirectly comes into possession of a fraction — of the capital or of the voting rights or of securities which eventually give access to the Company’s share capital — equal or superior to 0.5%, shall inform the Company thereof by registered letter with acknowledgement of receipt, within five trading days from the crossing of the 0.5% threshold, specifying its identity as well as that of the persons acting in concert with it, and indicating the total number of shares, voting rights or securities which eventually give access to the capital which it holds alone, directly or indirectly, or in concert. This obligation of information also concerns the holding of each additional 0.5% fraction of capital or voting rights or securities which eventually give access to the Company’s share capital. It is specified that if one of the thresholds set out in the sixth paragraph of article 233-7 of the Commercial Code is crossed, the information shall specify to the Company the intention of the holder(s). The same obligation of information applies within the same timeframe to any decrease below the threshold of 0.5% or of a multiple thereof.
          Any intermediary registered as the holder of shares according to the third paragraph of article L.228-1 of the Commercial Code shall, without prejudice to the shareholders’ obligations, effect the notifications stated in this article, in relation to all the shares for which it is registered in account.
          In case of violation of the above provisions, the sanctions provided for by article L.233-14 of the Commercial Code shall apply.

Article 10
Patrimonial Rights and Obligations Attached to the Shares
     10.1 Each share gives right to a part in the ownership of the Company’s assets, to a part of the distributed profit and of the liquidation bonus, which shall be proportional to the amount of the share capital represented by the said share.
     10.2 All securities, whether old or new, shall be entirely assimilated provided that they are of the same type, that they have been equally paid-up and that they grant the same rights; in case of a profit distribution, as well as in case of a total or partial reimbursement of their nominal capital, they shall then receive the same net amount, and the whole related fees and taxes shall be uniformly shared between them.
     10.3 The shareholders shall bear the losses only up to the amount of their contributions.
     10.4 Moreover, each share gives the right to vote and to be represented in the shareholders’ general meetings, pursuant to the legal and statutory provisions. Any shareholder is automatically deemed to have approved these by-laws and any decisions taken by the Company’s shareholders’ general meetings.
     10.5 Whenever it is necessary to own several shares in order to exercise a right, or in the event of an exchange, regrouping or attribution of shares, or as a result of a share capital increase or decrease, of a merger or of any other Company’s transaction, the owners of isolated shares or of an insufficient number of shares may only exercise this right provided that they make their own business of regrouping and, as the case may be, of purchasing or selling the necessary shares or rights.
Article 11
Voting Right Attached to the Shares
          Except otherwise stated by the law and within the below-stated limitation, each shareholder shall have as many voting rights and exercise as many votes in shareholders’ general meetings as the number of shares it owns, provided that it has paid-up any called-up amounts.
Article 12
Indivisibility of the Shares – Life Interest of the Shares
     12.1 The shares are indivisible with regard to the Company.
     12.2 The co-owners of joint shares are represented in shareholders’ general meetings by one of them or by a single representative. In the event of a disagreement, the representative shall be appointed by the court upon request by the most diligent co-owner.
     12.3 The right to vote attached to any share belongs to the person who has the life interest of such share in shareholders’ ordinary general meetings and to the bare owner in shareholders’ extraordinary general meetings.
TITLE III
Board of Directors
Article 13
Composition of the Board of Directors
     13.1 The Company is managed by a board of directors consisting of eighteen members, made up according to the provisions of Law n°83-675 of 26 July 1983, as amended, relating to the democratization of the public sector, in particular its articles 5 and 6, and to the provisions of the decree-law of 30 October 1935, as amended, organizing the financial control of the State over the companies that have received State financial assistance.
          In this framework, the board of directors includes in particular six employee representatives, elected pursuant to the provisions of title II of Law of 26 July 1983.
     13.2 According to Law of 26 July 1983, relating to the democratization of the public sector, the directors shall be appointed for five years and each of their substitute may only exercise its functions until the term of office of its predecessor and until the total renewal of the board of directors.
     13.3 The shareholders’ general meeting sets the amount of the attendance fees allocated to the directors.
          The expenses incurred by the directors in the exercise of their functions shall be reimbursed by the Company upon submission of supporting documents.
          Representatives of the employees shall be granted an hourly credit equal to half of the legal duration of work.
     13.4 Each director shall hold at least one share in the Company, except for exemptions resulting from applicable legal or regulatory provisions.
     13.5 At the Chairman’s initiative, the board of directors may, according to the agenda, request that members of the Company or personalities outside the Company attend the meetings of the board of directors without being entitled to vote.
          The Secretary of the Works Council or of any equivalent body shall attend the board meetings without being entitled to vote.
          The Chairman of the board shall provide each director with all documents and information necessary to the performance of its mission.
     13.6 The persons called to attend the meetings of the board of directors are subject to the same obligation of confidentiality as the directors.

Article 14
Resolutions of the Board of Directors
     14.1 The directors shall be called to the meetings of the board of directors pursuant to the legal terms and conditions and to the rules set by the board of directors itself. They may be called by all means.
          At least one third of the members of the board of directors may convene a board meeting, provided that the board has not met for more than two months. They must specify the agenda of the meeting.
     14.2 Resolutions shall be adopted in the conditions of quorum and majority set by law. In case of division of the votes, the Chairman’s vote shall prevail.
          The Chairman may decide to organize board meetings by way of videoconference, including remote transmission via internet, within the limits and terms and conditions set by the laws and regulations in force and, as the case may be, by the internal rules.
     14.3 The minutes are kept and copies or excerpts of the resolutions are issued and certified according to the law.
Article 15
Powers of the Board of Directors
     15.1 The powers of the board of directors are set by law.
     15.2 The board of directors may create internal committees, in particular an Audit and Accounts Committee and a Strategy Committee, in charge of studying any matters relating to the Company, upon request of the board or the Chairman. The board sets the composition, the mission and the operating modes of these committees.
          Broadly, the board of directors decides on the rules and principles of corporate governance which are likely to facilitate its work and the transparency of the Company’s management. These rules and principles, including those relating to the board committees, are included in the Internal Rules set by the board of directors.
     15.3 The board of directors may entrust one or more of its members or any person outside the board with special, permanent or temporary missions which it determines.
Article 16
Chairman of the Board of Directors
          The Chairman of the board of directors of the Company is appointed by decree, among the directors, upon proposal of the board of directors. His term of office may not exceed that of his functions as director. He may be re-appointed in the same conditions of form. He may be dismissed pursuant to article 10 of Law of 26 July 1983 relating to the democratization of the public sector.
Article 17
General Management
     17.1 Without prejudice to the powers expressly granted by law to the shareholders’ general meetings, to the powers specially granted by law to the board of directors, to the limitation of the Company’s objects, as well as to the provisions of articles 13 to 15 of Law n°2004-803 of 9 August 2004, the Chairman of the board of directors shall be responsible for the general management of the Company and shall represent the Company vis-à-vis third parties with the most extensive powers to act on behalf of the Company in all circumstances.
     17.2 Upon proposal of the Chairman-Managing Director, the board of directors may appoint up to five persons in charge of assisting the Chairman-Managing Director, called the Deputy Managing Director(s).
          Upon proposal of the Chairman-Managing Director, the board of directors shall determine the extent and duration of the powers granted to the Deputy Managing Directors.
          The Deputy Managing Director(s) shall have the same powers as the Chairman-Managing Director vis-à-vis third parties.
          Aside from the Deputy Managing Directors, the Chairman-Managing Director may delegate his powers to as many representatives as he deems necessary.
Article 18
Management of the Distribution Network
     18.1 Pursuant to title III of Law of 9 August 2004 mentioned above, the management of the gas distribution network is attributed to a division called « Gaz de France Réseau Distribution »; its mission is to define technical policies, to define and conduct investment and development policies in respect of the assets of the distribution networks conceded to the Company, to negotiate, co-sign and manage the concession contracts and their amendments, to ensure a non discriminatory dispatch of gas and access to the distribution network, as well as to manage the daily relations will all the energy regulation authorities (ministry in charge of energy, Energy Regulation Commission, conceding authorities of public distribution) in respect of these activities.
     18.2. In the exercise of its mission, Gaz de France Réseau Distribution relies on EDF Gaz de France Distribution, a joint division constituted between Gaz de France and Electricité de France pursuant to article 5 of Law n°46-628 of 8 April 1946 mentioned above.
          As far as Gaz de France is concerned, the missions of EDF Gaz de France Distribution include the completion of construction, development and maintenance works in relation to gas distribution infrastructures, the technical operation of the distribution network and counting activities, the daily relations with local authorities, conceding authorities and non eligible customers.
     18.3. Each of Gaz de France Réseau Distribution and EDF Gaz de France Distribution shall be managed by a manager appointed by the Chairman-Managing Director for a three years’ period. The manager of EDF Gaz de France Distribution is jointly appointed by the Chairman-Managing Director of EDF. These managers shall be granted delegations of powers entitling them to carry out their activities independently from any activity of gas delivery, subject to the terms of the said delegations of powers.
          Only the Chairman-Managing Director may dismiss them before the end of their term of office and subject to article 15 of Law of 9 August 2004 mentioned above.
     18.4. The budget and the pluriannual investment scheme of Gaz de France Réseau Distribution, as well as the budget and the pluriannual investment scheme of EDF-Gaz de France Distribution as far as they relate to the gas distribution network are prepared by their respective managers. The manager of Gaz de France Réseau Distribution shall submit them to the Chairman-Managing Director or his representative.
          They are adopted by the Chairman-Managing Director prior to their submission to the board of directors for approval.
          The manager of Gaz de France Réseau Distribution shall account annually, in the same conditions, for the performance of the said budgets and plans to the Chairman-Managing Director or his representative, before their submission by the latter to the board of directors.
          The Chairman-Managing Director or his representative shall make sure that the provisional profitability of the investments meets the requirements defined by the board of directors with regard to profitability, without prejudice to the powers granted by the law to the regulation authorities in this respect. During the course of the financial year, the Chairman-Managing Director or his representative shall control the performance of the budgets and of the investment plans as approved by the board of directors.
          Each month, the manager of Gaz de France Réseau Distribution and the manager of EDF Gaz de France Distribution shall provide the Chairman-Managing Director or his representative with the data necessary for the establishment of Gaz de France’s accounts. More broadly, they give him access to all information necessary for him to comply with his legal and regulatory obligations.
     18.5 The manager of Gaz de France Réseau Distribution shall draw up a code of good conduct containing the measures of internal organization taken to prevent any discriminatory practices with regard to the access of third parties to the network. The manager shall communicate it to the Energy Regulation Commission. He shall present an annual report to the board of directors and to the Energy Regulation Commission on the implementation of this code, which is applicable to all the distribution activities, including those carried out by EDF-Gaz de France Distribution insofar as they relate to the natural gas part of its activity.
     18.6. Subject to the powers granted to the board of directors, the Chairman-Managing Director of Gaz de France shall delegate to the managers of Gaz de France Réseau Distribution and EDF Gaz de France Distribution, in their respective fields, the powers relating to:
a)	the network investments within the limit of 30 M€ (thirty million Euro) per operation,

b)	the investments in real estate or information systems within the limit of 3 M€ (three million Euro) per operation,

c)	the sales of assets within the limit of 1 M€ (one million Euro) per operation,

d)	without prejudice to the provisions of article L.225-35 of the Commercial Code and of article 89 of Decree n°67-236 of 23 March 1967, the granting of guarantees of all nature for an amount not exceeding 1 M€ (one million Euro) and within the limits of the annual authorisation granted by the board.
The manager of Gaz de France Réseau Distribution and the manager of EDF Gaz de France Distribution may not run any activities outside the scope of paragraphs 18.1 and 18.2 of this article without the prior approval of the Chairman-Managing Director.
Article 19
Related Transactions
          Any agreement entered into, either directly or through an intermediary, between the Company and a member of the board of directors, or a Deputy Managing Director, or a shareholder holding at least 10% of the voting rights or, where the shareholder is a legal entity, the company controlling it in the meaning of article L.233-3 of the Commercial Code, shall be submitted to the prior approval of the board of directors.
The same applies to any agreements to which one of the above mentioned persons is indirectly interested, as well as to any agreements entered into between the Company and any undertaking, if one of the directors or one of the Deputy Managing Directors of the Company, is the owner, a partner with joint and several liability, the manager, a director, a member of the supervisory board or, broadly, is in any way involved in the management of such undertaking.
          The independent directors of the Company may, in the Company’s interest, issue a recommendation to the board of directors in respect of these agreements.
          The provisions of the three paragraphs above do not apply to agreements relating to current transactions entered into under normal terms and conditions, which shall be subject to the formalities set by article L.225-39 of the Commercial Code.
T1TLE IV
Shareholders’ General Meetings
Article 20
Holding of General Meetings
     20.1 Shareholders’ ordinary and extraordinary general meetings and, as the case may be, special meetings, shall be convoked, be held and deliberate in the conditions set by law.
          The shareholders’ meeting shall be held at the registered office or in any other place specified in the convening notice.

          The meetings shall be chaired by the Chairman of the board of directors or, in his absence, by a director delegated to this effect by the board. Otherwise, the meeting shall elect its chairman.
     20.2 Any shareholder has the right to attend the meetings provided that he has paid-up any called-up amounts in relation to his shares.
          Any shareholder, regardless of the number of shares held, must, in order to have the right to attend General Shareholders’ Meetings and participate in the deliberations, either personally or by authorized representative, legally prove, the registration in the accounts of his shares in his name or that of an intermediary acting in his name by application of article L.228-1 paragraph 7 of the Commercial Code, either in the registered shareholders’ accounts held by the Company, or in the accounts for bearer shares held by an authorized intermediary, within the period and according to the regulations established by article R.225-85 of the Commercial Code.
          The board of directors may, if it deems it is useful, decide to grant personal admission cards to the shareholders, and require that these cards be produced in order to attend the general meeting.
          Upon decision of the board of directors taken at the moment the shareholders’ meeting is convened, the shareholders may attend the meeting by way of videoconference or by any other means of telecommunication and remote transmission, including Internet, provided that their identification be possible pursuant to the regulations in force.
          As the case may be, this decision shall be included in the convening notice published in the official gazette for legal notices (BALO).
     20.3 Any shareholder may be represented at any shareholders’ meeting by his/her spouse or by another shareholder. Any shareholder may also vote by correspondence pursuant to the legal terms and conditions.
          The holders of securities mentioned at the third paragraph of article L.228-1 of the Commercial Code may be represented by a registered intermediary, according to the terms and conditions set by law.
     20.4 Each shareholder may also vote by correspondence, provided that its quality as shareholder was certified, at least five days prior to the meeting, by the depository of the certificate(s) of registration or of the certificate(s) of immobilization of its securities. As from the date of this certificate, the said shareholder may no longer choose another way to take part to the general meeting. In order to be valid, the voting form must be received by the Company at the latest three days before the date of the meeting.
Article 21
Powers of the Shareholders’ Meetings – Bureau of the Shareholders’ Meetings Agenda
          Shareholders’ general meetings and, as the case may be, shareholders’ special meetings shall have the powers defined by law.
          The scrutineers shall be the two attending members of the shareholders’s meeting with the largest number of votes and accepting this function . The Bureau shall appoint the Secretary, from among or from outside the shareholders.
          An attendance sheet shall be kept pursuant to the law.
          The agenda of the shareholders’ general meeting shall be set by the author of the convening notice; however, one or more shareholders may, pursuant to the law, request that draft resolutions be included in the agenda.
Article 22
Minutes
          Minutes of the general meetings are kept and copies are issued and certified under the conditions stipulated by law.
TITLE V
Statutory auditors
Article 23
          The control of the Company’s accounts shall be performed by two statutory auditors pursuant to the legal provisions.
          The statutory auditors in place as at the date of publication of the decree setting these by-laws shall remain in place until their initial term of office, subject to the provisions of articles L.225-228 et seq. of the Commercial Code.
TITLE VI
Financial Year – Accounts – Allocation of Profit – Payment of Dividends
Article 24
Financial Year
The financial year shall start on January 1st and end on December 31st.
Article 25
Accounts – Allocation of Profit

          The annual accounts shall be approved by the shareholders’ general meeting. The Company’s profit shall be allocated according to the law.
Article 26
Payment of Dividends
          The shareholders’ general meeting which decides on the annual accounts may grant to each shareholder an option for payment of the dividend in cash or in shares, in relation to all or part of the distributed dividend.
          Moreover, the Company may distribute dividends or premiums or distributable reserves, either by allocation of assets or by payment in cash, subject to complying with the principle of the shareholders’ equality.
          Subject to the legal or regulatory provisions in force, the board of directors may decide to pay out an interim dividend in cash or in shares. Such decision may be taken during the course of the financial year.
TITLE VII
Dissolution – Liquidation – Litigation
Article 27
Dissolution – Liquidation
          At the expiration of the Company or in the event of dissolution of the Company, the shareholders’ ordinary general meeting shall decide on the mode of liquidation, appoint one or more liquidators and determine their powers according to the law.
          The net proceeds from liquidation after settlement of liabilities and social contributions and reimbursement to the shareholders of the repaid nominal amount of their shares shall be shared between the shareholders.
Article 28
Litigation
          Any disputes which may arise in relation to the Company’s affairs during the Company’s duration or in the course of its liquidation either between the shareholders and the Company or between the shareholders and the Company’s directors, or between the Company and its directors, or between the shareholders themselves shall be submitted to the courts of competent jurisdiction of the registered office.